

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 28, 2006

Donald D. Humphreys
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard,
Irving, Texas 75039-2298

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **Filed May 4, 2006 and August 4, 2006**
> **File No. 1-02256**

Dear Mr. Humphreys:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Cash Flows, page 51

1.   Please provide us with a reconciliation of the changes in your comparative
        balance sheet components to your statement of cash flows for each period
        presented and include quantified detail of components in "all other items, net."
        Additionally, please demonstrate how your disclosure in Note 4 has fully
        complied with the requirement to provide supplemental information about non-
        cash investing and financing activities. Based on our comparison of the amounts
        reported on the face of the balance sheet it was not readily apparent how the year-
        to-year changes were reflected in the amounts reported in your statement of cash
        flows or further disclosed in Note 4. For example, but with out limitation, we
        were unable to determine whether or not the change in the comparative notes and
        accounts receivable and long-term debt balance sheet amounts were related
        exclusively to foreign currency exchange rate changes, non-cash transactions or
        cash flow classification. Refer to paragraph 29 of SFAS 95.

Note 8 Property Plant and Equipment and Asset Retirement Obligation

2.   We note your capitalized interest costs. Please disclose your accounting policy
        for interest capitalization.

3.   We note your disclosure indicating that you do not record asset retirement
        obligations for downstream and chemical facilities. Please expand your disclosure
        to address whether there is a legal obligation associated with the retirement of
        your downstream and chemical facilities.   To the extent legal asset retirement
        obligations exist, it appears you may need to expand your disclosures to address
        why you do not record the associated asset retirement obligations. In the event
        you believe asset retirement obligations cannot be reasonably estimated please
        expand your disclosures stating that fact and identify the reasons those obligations
        cannot be reasonably estimated. Refer to paragraph 22 of SFAS 143.

Note 14 Litigation and Other Contingencies, page 68

4.   Please expand your disclosures to clarify your policy regarding litigation and
        contingencies that are reasonably possible. Please explain how you determine
        whether or not to disclose a particular matter or matters which may be significant
        individually or in the aggregate.

5.   We note that potential domestic lawsuits or claims exist regarding certain
        environmental contamination from the use of methyl tertiary butyl ether (MTBE).
        We understand that uncertainty exists as to the legal merits of these claims or how

claims may potentially be settled. Please tell us how you have evaluated the likelihood that a liability may have been incurred relating to your use of MTBE.

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited), page 76

6.   Please remove the subtotal "Total before year end price/cost revisions" and include the impact of year-end price/costs revisions within the applicable line item consistent with Illustration 4 in Appendix A of SFAS 69.   Please explain how you calculated the amount reported in the revisions and improved recovery line items as compared to the year end price/cost revisions line item.

7.   Please explain why you believe it is appropriate to disclose other than proved reserve quantities. Note that Instruction 5 to Item 102 of Regulation S-K states that estimates of oil or gas reserves other than proved are not permitted to be disclosed in any document publicly filed with the Commission.

8.   Please clarify the nature of proved reserves attributed to Imperial Oil Limited. It is our understanding that a certain portion includes Bitumen and other heavy oil.

Engineering Comments

Form 8-K dated February 15, 2006

9.   We note that you have reported proved reserve additions of 1.6 billion oil equivalent barrels in Qatar. Please address each of the following:

   a) Tell us how you are entitled to these reserves.

   b) Indicate whether or not you have contracts in place to sell the gas reserves claimed in Qatar. If not, tell us where and how you intend to market the LNG from the Qatar gas project.

   c) Indicate whether or not your financing arrangements related to the Qatar gas project with Qatar Petroleum require you to have contracts in place to sell the reserves that will be processed in the related facilities.

   d) Furnish to us the future production schedules and cash flow projections with gas price assumptions, capital costs, operating costs and transportation costs you and your financiers considered in making your investment decision.

   e) Please submit a brief history of the development of the North field as well as a narrative of your future development plans.

Closing Comments

  As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements, or Ronald Winfrey at (202) 551-3704 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief